[PATTON BOGGS LLP LETTERHEAD]



August 17, 2007                         Alan L. Talesnick
                                        303-894-6378
                                        atalesnick@pattonboggs.com



VIA EDGAR AND OVERNIGHT COURIER

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549


Re:    Knight Energy Corp. Form 10-SB
       File No. 0-52470
       Amendment No. 3 to Registration Statement on Form 10-SB

Dear Mr. Schwall:

    On behalf of Knight Energy Corp. (the "Company"), this letter provides the Company's responses to the Staff's comments in its letter dated August 9, 2007 concerning the Company's Amendment No. 2 to its Registration Statement on Form 10-SB (the "Registration Statement" or the "Form 10-SB") that was filed with the Commission on July 13, 2007 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff's letter. All information in these responses was provided to us by the Company.

Form 10-SB filed July 13, 2007
------------------------------

General
-------

1. We note your response to prior comment 4. However, with respect to the reincorporation transaction, please discuss the exemption(s) from the registration requirements of the Securities Act that you believe may have been applicable. We may have additional comments.

Mr. H. Roger Schwall
August 17, 2007
Page 2


Response to Comment 1:

The Company respectfully submits that the conversion of its common stock in connection with its reincorporation from Nevada to Maryland was exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 145(a)(2). This rule indicates that an offer, offer to sell, offer for sale or sale shall deemed to be involved in a statutory merger or consolidation..."unless the sole purpose of the transaction is to change an issuer's domicile solely within the United States." The Company's conversion of its common stock qualified for this exemption because the sole purpose of this conversion was to change the Company's state of incorporation from Nevada to Maryland. The terms and effect of the reincorporation did not alter the economic interests of the stockholders, and no consideration was provided to any stockholder in connection with the reincorporation. Instead, upon consummation of the reincorporation, each outstanding share of Knight Nevada common stock was immediately and automatically deemed to be one share of Knight Maryland, and Knight Nevada ceased to exist. The economic interests of the stockholders did not change because the assets and liabilities and number of outstanding securities of Knight Maryland immediately after the reincorporation were exactly the same as the assets, liabilities and number of outstanding securities of Knight Nevada prior to the reincorporation.

Management's Discussion and Analysis, page 16
---------------------------------------------

Results of Operations, page 19
------------------------------

2. We note that you present a discussion of the activity of Integrated Technology Group, Inc. (ITG) on page 21, covering the years ended December 31, 2005 and 2004, prior to your reverse merger recapitalization in June 2006. Given your characterization of and accounting for this event, we would not expect any discussion in MD&A concerning the operating results of ITG. However, since Charles Hill Drilling, Inc. has been identified as a predecessor, you will need to expand your disclosures in MD&A to cover its operating results for 2005 and the period in 2006 prior to your acquisition.

Response to Comment 2:

    The Company has revised the disclosure in the "Results of Operations" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 21 to remove any discussion in MD&A concerning the operating results of ITG, and to include a discussion covering the operating results of Charles Hill Drilling, Inc. ("CHD") for 2005 and the period in 2006 prior to the Company's acquisition of CHD.

Mr. H. Roger Schwall
August 17, 2007
Page 3

Executive Compensation, page 39
-------------------------------

3. Please disclose whether you paid any other compensation to your principal executive officers, besides the amounts disclosed in the table, during 2006. We note that the amounts represented in the table relate to individuals that were retained by the company after October 2006. We may have further comment.

Response to Comment 3:

    The Company has added a statement to the "Executive Compensation" section of the Registration Statement on page 29 to indicate that other than the compensation paid to Mr. Bosso and Mr. Hall disclosed in the Registration Statement, neither Mr. Bosso nor Mr. Hall received any other compensation from the Company during the fiscal year ended December 31, 2006. In addition, the Company has added a statement to indicate that during the period March 2, 2006 (the date Knight Delaware was formed) through October 1, 2006 (the effective date of the employment contracts for both of Mr. Bosso and Mr. Hall), neither Mr. Bosso nor Mr. Hall received a salary or any other forms of payments, and they effectively worked for free while they established the Company.

Certain Relationships and Related Transactions, and Director
Independence, page 40
------------------------------------------------------------

4. Please identify the president of Charles Hill Drilling, who became a related party following Knight Delaware's acquisition of Charles Hill.

Response to Comment 4:

     The Company has revised the "Certain Relationships and Related Transactions, and Director Independence" section of the Registration Statement on page 30 to identify Charles Hill as the president of Charles Hill Drilling, Inc. who became a related party following Knight Delaware's acquisition of Charles Hill.

Director Independence, page 42
------------------------------

5. Provide the definition of "independent director" under Nasdaq Marketplace Rule 4200.

Mr. H. Roger Schwall
August 17, 2007
Page 4


Response to Comment 5:

       The Company has revised the "Director Independence" section of the Registration Statement on page 31 to provide the definition of "independent director" under Nasdaq Marketplace Rule 4200.

Note 4 - Acquisition, page P-11
-------------------------------

6. We have read your response to prior comment 13, indicating that you fully complied with the comment. However, the financial statements of Charles Hill Drilling, Inc. that you added, while covering the cumulative period from May 24, 2005 (inception) to March 16, 2006, thereby satisfying the entity's reporting requirements under SFAS 7, does not include financial statements extending from the inception date to December 31, 2005, its fiscal year end, and from January 1, 2006 to March 15, 2006. We also note that in describing the transaction you have not identified Charles Hill Drilling, Inc. and Knight Energy Corp. as predecessor and successor entities, respectively, as would be appropriate under the circumstances. We reissue prior comment 13.

Response to Comment 6:

       The Company has revised the Registration Statement beginning on page F-35 to include separate Charles Hill Drilling, Inc. financial statements for the period May 24, 2005 (inception) to December 31, 2005, its fiscal year end, and for the period January 1, 2006 to March 15, 2006. The Company also revised Note 4 - Acquisition on page F-10, as well as other appropriate sections of the document to identify Charles Hill Drilling, Inc. and Knight Energy Corp. as predecessor and successor entities, respectively, as appropriate.

Note 4 - Acquisition, page F-10
-------------------------------

7. Please revise your disclosure as necessary to clarify how the cash payments mentioned in the third and fourth paragraphs under this heading, aggregating to $549,000, and which appear to be incremental to the $350,000 payment mentioned in the first paragraph, are reflected in your statement of cash flows on page F-5.

Response to Comment 7:

    The Company has revised Note 4 - Acquisition on page F-10 to clarify how the cash payments referred to in third and fourth paragraphs under this section, aggregating to $549,000, and which are incremental to the $350,000 payment referred to in the first paragraph, are reflected in the Company's statement of cash flows on page F-5.

Mr. H. Roger Schwall
August 17, 2007
Page 5


Note 8 - Stockholders' Equity, page F-13
---------------------------------------

8. We see that you have disclosures indicating that you issued 260,000 common shares in exchange for consulting services during 2006, comprised of four transactions occurring during September, March, May and December. Please revise your disclosure as necessary to clarify how these issuances have been reported in your statement of changes in stockholders' equity on page F-4.

On a related point, given your disclosures on pages F-10 and F-11, concerning the 1,500,000 shares issued as partial consideration in your acquisition of Charles Hill Drilling, Inc., it appears you should revise the caption on page F-4, indicating these shares were issued in exchange for consulting services, to clarify that they were issued in connection with the acquisition, if true.

Response to Comment 8:

    The Company has revised Note 8 - Stockholders' Equity, on page F- __ to clarify how the issuance of 260,000 common shares in exchange for consulting services during 2006 were reported in its statement of changes in stockholders' equity on page F-4. In addition, the Company has revised its caption on page F-4 regarding the 1,500,000 shares issued as partial consideration in its acquisition of Charles Hill Drilling, Inc. to indicate that these shares were issued in connection with the acquisition of Charles Hill Drilling, Inc.

Engineering Comments
--------------------

Description of Business, page 2
-------------------------------

Natural Gas and Oil Reserves, page 3
------------------------------------

9. We have further reviewed the information provided along with your May 11, 2007 response to comment 28, included as Exhibit 12.1. Since the examiners state in the last two paragraphs on page F-13 that the wells have had ". . . significant downtime that is problematic when forecasting future production with a reasonable degree of confidence," and that "Insufficient geological and engineering data was made available to categorize reserves with a high degree of confidence," we do not believe that measures meet the SEC definition of proved reserves, as stated in Rule 4-10(a) of Regulation S-X. Therefore, unless you have additional information that would support an alternate view, please remove all disclosures pertaining to proved reserves under this assessment from your filing. Please submit an analysis of

Mr. H. Roger Schwall
August 17, 2007
Page 6

the accounting effects on DD&A and impairment testing, arising from the condition of not having these reserves, for each period.

Response to Comment 9:

    To support the Company's position that its natural gas and oil reserves qualify as proved reserves pursuant to Rule 4-10(a) of Regulation S-X, the Company has provided as Exhibit 12.3 an August 15, 2007 letter from Pinnacle Energy Services, LLC. This letter indicates that subsequent to the initial October 2006 report, additional production and geological data has been gathered and an update was performed in June 2007. "As a result, it was determined that the new data was "sufficient to forecast production with a reasonable degree of confidence." A copy of this June 2007 update has been included with the Registration Statement as Exhibit 12.4.

    If you have any further questions, do not hesitate to contact me at (303) 830-1776 or William J. Bosso at (770) 777-6795.

                                     Very truly yours,

                                     PATTON BOGGS LLP


                                     By:  /s/ Alan L. Talesnick
                                        -----------------------------
                                        Alan L. Talesnick

cc:  Knight Energy Corp.
     c/o William J. Bosso, CEO